UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Related Party Transaction; Stock Repurchase Plan

On January 18, 2023, COZY LLC (“COZY”), a company owned and controlled by Mr. Kouji Eguchi, the Chief Executive Officer and controlling shareholder of MEDIROM Healthcare Technologies Inc. (the “Company”), entered into a stock repurchase plan (the “Plan”) with a U.S. investment bank, under which COZY may purchase up to JPY50 million of the Company’s American Depositary Shares, each representing one common share of the Company, from time to time during the period commencing on February 13, 2023 and ending on March 31, 2023, subject to, among other factors, certain price, market, volume and timing constraints specified in the Plan. The Plan is made in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended.

On January 18, 2023, the Board of Directors of the Company approved the Plan.

Mr. Eguchi currently owns 1,884,960 common shares of the Company, representing approximately 38.6% of all issued and outstanding common shares of the Company. All purchases of ADSs to be made under the Plan will be funded by Mr. Eguchi personally.

Issuance of Press Release

On January 19, 2023, the Company issued a press release announcing the entry into the Plan by Mr. Eguchi.

A copy of the press release is being furnished as Exhibit 99.1 to this Report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated January 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: January 19, 2023
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer